June 7, 2004


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, DC 20549

RE:      Rule 17f-2
         BlackRock Liquidity Funds
         Registration No. 811-02354, CIK No. 0000097098
Ladies and Gentlemen:

On behalf of our client BLACKROCK LIQUIDITY FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated April 23, 2004, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of January 30, 2004.

Yours truly,


/s/ Tim Mundy
-------------
Tim Mundy
Partner


Enclosure

INDEPENDENT ACCOUNTANTS' REPORT


BlackRock Funds
100 Bellevue Parkway
Wilmington, DE 19809


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BlackRock Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 30, 2004 and with respect to agreement of security purchases and sales, for the period from September 30, 2003 (the date of the last exam) through January 30, 2004:

     o Confirmation of all securities held by institutions in book entry form for the account of the PFPC Trust Company (the "Custodian" of the Funds) by The Depository Trust Company, the Federal Reserve Bank of Boston, and the Bank of New York;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian

     o Agreement of 10 security purchases and 10 security sales or maturities from the books and records of the Funds to broker confirmations; and

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Funds' records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of January 30, 2004 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




DELOITTE & TOUCHE LLP
Philadelphia, PA
April 23, 2004

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of BlackRock Liquidity Funds (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 30, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 from November 1, 2003, through January 30, 2004, with respect to securities reflected in the investment account of the Funds.



/s/ Ralph Schlosstein
---------------------
Ralph Schlosstein
Chairman and President

/s/ Paul L. Audet
-----------------
Paul L. Audet
Treasurer

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549                                       ---------------------------------------
                                                                                             OMB APPROVAL
                       FORM N-17f-2                                            ---------------------------------------
                                                                                 OMB Number                 3235-0360
    Certificate of Accounting of Securities and Similar                          Expires:               July 31, 1994
               Investments in the Custody of                                     Estimated average burden
              Management Investment Companies                                    hours per response .............0.05
                                                                               ---------------------------------------
       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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
1. Investment Company Act File Number:                                            Date examination completed:

                                                                                  JANUARY 30, 2004
811-02354
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2. State identification Number:
      ----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
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3. Exact name of investment company as specified in registration statement: BLACKROCK LIQUIDITY FUNDS
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):
   40 East 52nd Street New York, NY 10022
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